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Blake Grady

Division of Corporation Finance

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Attention:

Re:	Hyatt Hotels Corporation

Playa Hotels & Resorts N.V.

Schedule TO-T filed February 24, 2025 by Hyatt Hotels Corporation

File No. 005-89908

Dear Mr. Grady:

On behalf of our client, Hyatt Hotels Corporation (“Parent”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 4, 2025, concerning the above referenced Schedule TO-T (as previously amended or supplemented, the “Schedule TO”) filed with the Commission on February 24, 2025 by Parent and HI Holdings Playa B.V. (the “Buyer”).

In conjunction with this letter, Parent and Buyer are filing Amendment No. 2 to the Schedule TO (“Amendment No. 2”). The Amendment No. 2 reflects revisions made in response to the comments of the Staff.

For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. Parent has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Schedule TO.

March 19, 2025

Schedule TO-T filed February 24, 2025; Offer to Purchase

General

1.

Please provide us with a legal analysis explaining why Rule 13e-3 is inapplicable to the transaction. In your response, please address why Parent should not be considered an “affiliate,” as defined in Rule 13e-3(a)(1), given that, among other matters: Parent beneficially owns 9.4% of Playa’s outstanding shares; provisions in Parent’s franchise agreements with Playa give Parent the right to terminate such agreements if certain persons obtain and retain more than a specified percentage of Playa’s ordinary shares; and approximately half of Playa’s owned resorts appear to be under Parent brands. Refer to the definition of “control” in Rule 12b-2, which include “the possession... of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of securities, by contract or otherwise.”

Response: Parent and Buyer acknowledge the Staff’s comment and respectfully advise the Staff that, after careful consideration of Rule 13e-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 13e-3 does not apply to the current transaction because (a) Parent does not control and is not an affiliate of Playa Hotels & Resorts N.V. (“Playa”), (b) Parent is not under common control with Playa, and (c) the Offer and other transactions contemplated by the Purchase Agreement were negotiated at arm’s-length and do not implicate the policy concerns of Rule 13e-3 of the Exchange Act.

Rule 13e-3 of the Exchange Act applies to transactions to acquire securities of an issuer by the issuer or an affiliate of the issuer. Rule 13e-3(a)(1) defines an affiliate of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” Rule 12b-2 of the Exchange Act defines “control” to include “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” We note that the element of “control” that is fundamental to the concept of “affiliate” as defined by Rule 13e-3 is dependent upon specific facts and circumstances.

(a)	Parent does not control and is not an affiliate of Playa.

Parent has no ability, directly or indirectly, to direct or cause the direction of the management or policies of Playa, through ownership of voting securities, contract or otherwise. Thus, Parent does not control Playa and is not an affiliate of Playa.

•

Parent’s equity ownership of Playa is limited and does not give Parent control over the management and policies of Playa. It is generally understood that beneficial ownership above 10% of a class of voting securities or having a right to appoint a director to a company’s board of directors requires special scrutiny of the facts and circumstances of the relationship to determine whether or not a person is an affiliate—as described in this bullet point and the bullet point below, neither of these factors (ownership above 10% or board representation) exist with respect to Parent’s relationship with Playa. As described in the section of the Offer to Purchase entitled “Certain Information Concerning Parent, Buyer and Certain Related Persons,” as of February 9, 2025 Parent beneficially owns 12,143,621 Shares, or 9.4%, of the issued and outstanding Shares, all of which are held in record name by Buyer. Parent is a

March 19, 2025

long-term shareholder of Playa, as it first acquired Shares on July 15, 2013, prior to Playa becoming a public company. In connection with Playa’s business combination with Pace Holdings Corporation in March 2017, Parent’s equity ownership of Shares was diluted and Parent indicated in Note 4 “Marketable Securities” to its 2017 audited financial statements included in its Form 10-K filed on February 15, 2018 that “[a]s we no longer have the ability to significantly influence [Playa], our investment was recharacterized as an Available For Sale equity security in March 2017.” Parent has not acquired any Shares in exchange for additional cash investment since July 15, 2013 and its equity ownership has only increased or decreased, from time to time, due to Parent’s participation in Playa’s warrant exchange offer in 2017 and fluctuations in the number of Playa’s outstanding Shares (which Parent had no control over). Parent’s current equity ownership of less than 10% of the outstanding Shares does not permit it to direct Playa management or policies and Parent has included the statement noted above in Note 4 – “Marketable Securities” to its audited financial statements every year since 2017. Furthermore, this percentage ownership is not sufficient to enable Parent, acting alone, to approve any action as a shareholder of Playa or to cause Playa to take any action. As disclosed in the section entitled “Security Ownership of Certain Beneficial Owners and Management” of Playa’s preliminary proxy statement on Schedule 14A filed on March 3, 2025, Parent is not Playa’s largest shareholder, and is only one of four separate, unaffiliated shareholders who each beneficially own between 8.6% and 9.8% of the outstanding Shares, further indicating that Parent’s individual capability to approve any action as a shareholder or otherwise direct or cause the direction of the management and policies of Playa is limited. We also note that Playa includes the Shares beneficially owned by Parent in its calculation of the market value of shares held by non-affiliates on the cover page of its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, and Playa has advised Parent that it does not consider Parent or Buyer to be an “affiliate.”

•

Parent currently has no representation on, or ability to appoint or remove members of, the Playa Board and previously voluntarily removed its representative from the Playa Board in August 2021. Pursuant to a Shareholder Agreement dated as of March 10, 2017, by and among Playa, Buyer, TPG Pace Sponsor, LLC, Cabana Investors B.V. and Playa Four Pack, L.L.C. (the “Shareholder Agreement”), Parent previously had the right to designate one director to the Playa Board for as long as Parent held more than 7,500,000 Shares. Despite the existence of this right, Parent waived this right on August 18, 2021 and the Shareholder Agreement (and Parent’s board designation right) expired in May 2022. On August 18, 2021, Parent voluntarily removed its then-designee from the Playa Board and no Parent designee has been appointed to the Playa Board since that time. Parent accordingly has had no access to nonpublic information and other materials

March 19, 2025

available to Playa Board members since August 2021. Notably, Parent elected to remove its designee from the Playa Board at that time due to Parent’s view that its then-recently announced proposed acquisition of Apple Leisure Group (which was thereafter consummated) resulted in Parent and Playa being in direct competition with one another (i.e., in stark contrast to an assertion that Parent and Playa may be affiliated with one another), and therefore it was inappropriate for Parent to retain Board representation going forward. As Playa disclosed in its Current Report on Form 8-K filed with the SEC on August 20, 2021, Charles Floyd, Parent’s designee on the Playa Board, “submitted his resignation from the Company’s board of directors on August 17, 2021, effective August 18, 2021, in order to avoid any perceived conflicts of interest resulting from Hyatt Hotels’ recently proposed acquisition of Apple Leisure Group.” The Shareholder Agreement and the corresponding director designation right terminated by its terms in May 2022.

•

Parent is not an affiliate of any Playa management. Parent is not an affiliate of any of Playa’s current executive officers. The Playa Board appoints the executive officers of Playa, and the Playa Board is independent from Parent. Parent has no input or oversight into the hiring, firing or compensation of, the directions or orders given to, or any other matter related to, any of Playa’s employees, including its current executive officers.

•

Parent has no veto or other rights over Playa actions. Parent has no right, contractual or otherwise, to veto any action of the Playa Board or Playa management or to require the Playa Board or Playa management to take or refrain from taking any action. There are no contractual or other arrangements between Parent and Playa granting Parent the power to direct or cause the direction of management and policies of Playa.

•

Parent’s commercial and contractual relationships with Playa do not provide Parent with control of Playa or any rights to access key information of or relating to Playa. Parent and its subsidiaries have a commercial relationship with Playa that is governed by franchise agreements and related service agreements with each Playa subsidiary that owns a resort operating under one or both of the Hyatt All-Inclusive Resorts brands (“Resort Owners”). These agreements govern those specific resorts, and in that regard they (i) allow the Resort Owners to use Parent’s hotel system for those resorts, (ii) set system standards to build or convert and operate such resorts and (iii) provide for Parent’s ongoing training, guidance, and marketing assistance to the Resort Owners for such resorts.

Parent acknowledges that these franchise agreements are material to Playa. Based on information provided by Playa and reported in its Annual Report on Form 10-K for the period ended December 31, 2024, eight of the 24 properties owned and/or managed by Playa (which also represents eight of the 16 properties owned by Playa), and approximately 37% of Playa’s owned and

March 19, 2025

operated rooms, are Hyatt-branded and covered by the franchise agreements. Importantly, however, and regardless of whether Playa owns or manages the property, such franchise agreements do not provide Parent with control of Playa. Under the franchise agreements, Parent’s role is limited to setting and enforcing its own brand standards and providing Playa with access to Parent’s system-wide components such as Parent’s reservation system and loyalty program. Playa, as franchisee of these resorts, continues to operate and make all decisions relating to the management of its properties. Notably, these franchise agreements provide Parent (as franchisor) with far fewer rights and access with respect to these resorts as compared to Parent’s hotel management agreements that it often enters into with other third parties—such management agreements typically give Parent the right to operate properties as an agent of the third party property owner and make the material business decisions with respect to the property in exchange for a management fee. This level of managerial and operational oversight is not a feature of Parent’s franchise agreements with Playa, which largely limit Parent’s and Playa’s relationship in respect of the applicable resorts to brand usage, guidance, training and ancillary assistance. Parent and Playa elected to govern their relationship for these resorts under franchise agreements (instead of management agreements) because Playa—as an owner and operator of all-inclusive hotels—did not need Parent’s management and operational oversight and expertise. Therefore, the parties intentionally limited Parent’s role accordingly.

The franchise agreements do not provide Parent with the power to direct or cause the direction of the management or policies of Playa as a whole. Specifically, the franchise agreements do not give Parent (i) any rights to have representatives on the Playa Board, (ii) any right of first refusal or veto right with respect to a strategic transaction involving Playa, (iii) the ability to restrict or otherwise limit the operation of Playa’s business, other than certain property-level matters in a manner that is consistent with Parent’s brand standards as set out in the relevant franchise agreements (and then solely with respect to eight of Playa’s properties), (iv) the ability to restrict or otherwise limit Playa’s ability to issue securities, incur debt or otherwise raise capital to fund its operations, or (v) the ability to restrict or otherwise limit Playa’s ability to expand, reduce, or restructure its operations.

Parent has no right, contractual or otherwise, to access any non-public information of Playa that provides visibility or insight into Playa strategy, Playa-level financial information or other material matters that would be relevant to a potential purchaser of Playa. Parent has a limited right to financial information for each property (not for Playa itself) for the purpose of confirming the calculation of franchise fees payable to Parent’s affiliates under the franchise agreements. However, Parent has never exercised its rights to require financial statements and other property level reports from the Resorts Owners given that Playa is a strong, independent franchisee and operator.

March 19, 2025

Additionally, Parent’s franchise agreements with the Resort Owners and their respective terms are consistent with Parent’s franchise agreements with other parties and are common in the hospitality industry—they do not provide Parent with meaningful contractual rights that are distinct from rights that would typically be found in hotel franchise agreements. In this regard, Playa has similar relationships with third parties other than Parent, including Hilton Worldwide Holdings Inc. and Wyndham Hotels & Resorts, Inc., with respect to a majority of its properties.

Parent’s franchise agreements with the Resort Owners give Parent the right to terminate such agreements in limited situations in which Playa has breached the agreements. Specifically, Playa would breach the agreements and be subject to liquidated damage payments to Parent in the event that (i) certain competitors of Parent obtain beneficial ownership in excess of 15%, and for certain other competitors, 5%, of Playa’s ordinary shares, and such competitor subsequently fails to timely sell or donate the excess ownership following proper notice from Playa, or (ii) the Resort Owners fail to maintain Parent brand standards at their respective resorts or otherwise fail to comply with the terms and conditions of the franchise agreements. Such termination provisions, while they might impact the bids of a small group of potential strategic buyers for Playa, do not prevent a change of control of Playa or require Parent’s consent in the event of a change in control. Prohibitions against competitors acquiring ownership and similar termination rights and payment provisions are standard in the hospitality industry and consistent with Parent’s and Playa’s franchise agreements with other parties. The amounts of any liquidation damages payable are typically factored into the purchase price for companies in the industry. In fact, in connection with the completion of the Offer and other transactions contemplated by the Purchase Agreement, Parent understands that Playa would need to pay liquidated damages to brands associated with Playa’s (non-Parent) franchised properties pursuant to similar industry-standard contractual liquidated damages provisions. Finally, termination of the franchise agreements as a result of failure to maintain brand standards or otherwise comply with the terms and conditions of the franchise agreements is not tantamount to control by Parent. While any such termination would result in Playa losing its association with Parent’s brand and access to Parent’s system-wide components such as its reservation system and loyalty program with respect to a particular property, following any such termination Playa would continue to own and operate the applicable property and may independently make the business decision to “rebrand” any such property—Playa’s ability to continue owning and managing its properties following a termination of the underlying franchise agreement is demonstrative of the fact that the franchisor has no role in ultimately controlling the operation of such properties.

For the reasons outlined above, Parent does not control Playa and is not an affiliate of Playa.

March 19, 2025

(b)	Parent is not under common control with Playa.

Parent is not under common control with Playa because for a common control relationship to exist, Parent and Playa would need to have an affiliate in common. Parent and Playa do not have an affiliate in common.

(c)	The Offer and the other transactions contemplated by the Purchase Agreement were negotiated at arm’s-length and do not implicate the policy concerns of Rule 13e-3.

The opportunities for coercion or abuse of unaffiliated stockholders that Rule 13e-3 was intended to address are not present in the current transaction. The purposes for which Rule 13e-3 was adopted are not implicated, and therefore the rule should not be deemed applicable to the current transaction.

•

No Opportunity for Abuse or Coercion. As described in Exchange Act Release No. 34-17719 (April 13, 1981) (the “Interpretive Release”), Rule 13e-3 was adopted to protect unaffiliated security holders from the potential for abuse or coercion by an issuer or its affiliates that may be present in a going private transaction. The opportunity for abuse would be due, in part, to a lack of arm’s-length bargaining and an inability of unaffiliated security holders to influence corporate decisions to enter into such transactions. However, in the case of the current transaction, the opportunity for abuse that Rule 13e-3 was designed to address is not present. The current transaction was the result of arm’s-length negotiations between Parent and Playa, which were overseen by the Playa Board. These negotiations commenced in December 2024 when Playa and Parent entered into an exclusivity agreement (the “Exclusivity Agreement”). In addition, Playa and Parent had preliminary discussions about possibly negotiating a potential strategic transaction that stretched back to August 2024, when Playa and Parent entered into a confidentiality and non-disclosure agreement. It is clear that the current transaction could not reasonably be expected to implicate the concerns for which Rule 13e-3 was adopted to address.

•

Non-Affiliated Issuer; Arm’s-Length Negotiation. The Commission has made clear that Rule 13e-3 of the Exchange Act does not apply to a transaction proposal by an acquiror to a non-affiliated issuer. As the Commission stated in the Interpretive Release, Rule 13e-3 does not apply to the merger of an issuer with a non-affiliate since such “transactions between the issuer and a non-affiliate are ordinarily the product of arm’s-length negotiations and therefore do not involve the potential for abuse and overreaching associated with the types of transactions intended to be covered by the Rule.” As noted above, Parent is not an affiliate of Playa, has no representation on the Playa Board and has no ability to control Playa, nor is Parent under common control with Playa.

March 19, 2025

•

Background of Discussions and Negotiations. The Offer and the other transactions contemplated by the Purchase Agreement were negotiated vigorously, extensively and at arm’s-length, as described in the section of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with Playa” and the section of Playa’s Schedule 14D-9 entitled “Background of the Purchase Agreement; Reasons for the Recommendation.” As a result, Parent had no ability to exert control over Playa in connection with the negotiation of the Offer and the other transactions contemplated by the Purchase Agreement. This is evident by the following events and characteristics of the negotiation:

•

Parent and Playa began to preliminarily discuss the possibility of negotiating a potential strategic transaction on August 22, 2024 with the execution of a non-disclosure agreement almost four months before they entered into the Exclusivity Agreement and six months before they signed a definitive agreement.

•

From the time that the Playa Board determined to initiate a review of strategic alternatives until the time that Playa and Parent entered into the Exclusivity Agreement, Playa ran a full market check for various strategic alternatives, which included:

•	creating a Transaction Committee of the Playa Board to support the evaluation process;

•	engaging a third-party financial advisor to assist it in its review;

•

identifying several other potential third parties with whom to negotiate a potential transaction, resulting in Playa entering into non-disclosure agreements with 7 such parties and providing confidential information to each of them and holding management presentations for 4 of them;

•	giving the potential bidders for whom a management presentation was held access to the same confidential information as was provided to Parent;

•

holding several meetings of the Playa Board and its Transaction Committee for the purpose of evaluating the ongoing diligence efforts of, and negotiations with, the several bidders, including Parent; and

•	receiving multiple bids from other bidders and comparing those bids to Parent’s preliminary evaluation of Playa’s value.

March 19, 2025

•

From the time that Playa and Parent entered into the Exclusivity Agreement for the transaction, Playa negotiated extensively with Parent over several key terms in the definitive documentation, including around the fiduciary-out provisions, the quantum of the termination fee in the transaction, matters related to the structure of the transaction and matters related to treatment of employee equity in the transaction. Given the extent of the negotiations, Parent and Playa had to extend the length of the exclusivity period.

•

The negotiations and additional diligence conducted by Parent following entry into the Exclusivity Agreement were lengthy (lasting over 50 days), and involved a significant amount of time and expense from Playa, Parent and their respective representatives, which are all emblematic of a true arm’s-length negotiation (as opposed to a negotiation between actual affiliates which can necessarily be done on an expedited basis).

•

Playa Had Sophisticated Advisors. In order to ensure the arm’s-length nature of the negotiations as well as to facilitate an efficient process, the Playa Board approved the entry into the Purchase Agreement and the transactions contemplated thereby only after consulting with Playa’s nationally recognized financial advisor, PJT Partners, and outside legal counsel and after receiving fairness opinions from such financial advisor that, as of the date thereof and based upon and subject to, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by PJT Partners in connection with the opinion (which are stated therein), the Offer Consideration to be paid to holders of Shares (other than Parent and its affiliates) in the transactions contemplated by the Purchase Agreement is fair, from a financial point of view, to such holders.

Based on the foregoing, Parent respectfully advises the Staff that Rule 13e-3 of the Exchange Act does not apply to the current transaction.

2.

We note that you have checked the box on the cover page of the Schedule TO indicating that the filing also reflects an amendment to Schedule 13D under Rule 13d-2. Accordingly, the information called for by the fourteen disclosure items on the cover page of Schedule 13D must be provided on the cover page of the combined filing with respect to each filing person. To the extent applicable, please provide such disclosure in future filings. Refer to General Instruction G of Schedule TO.

Response: Parent and Buyer acknowledge the Staff’s comment and respectfully advise the Staff that they will provide the information called for by the fourteen disclosure items on the cover page of Schedule 13D to the extent such disclosure is applicable in future filings. Amendment No. 2 does not reflect an amendment to Schedule 13D under Rule 13d-2 and does not check such box.

March 19, 2025

Withdrawal Rights, page 23

3.

Refer to your disclosure on page 24 that “[a]ll questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Buyer, in its sole discretion, whose determination will be final and binding.” Please revise to remove the implication that security holders may not challenge such determinations in a court of competent jurisdiction.

Response: In response to the Staff’s comment, Parent and Buyer have deleted “, whose determination will be final and binding” from the penultimate sentence of Section 4 (“Withdrawal Rights”) of the Offer to Purchase.

Source and Amount of Funds, page 36

4.

We note that the Bridge Facility and the Term facility may bear interest at “ABR plus a range of 0.000% to 0.425% per annum.” Revise to disclose the alternate base rate for each of the Bridge Facility and the Term Facility. In addition, revise to disclose plans for repayment of both facilities. Refer to Item 1007(d) of Regulation M-A.

Response: In responses to the Staff’s comment, Parent and Buyer have revised the disclosures on page 37 of the Schedule TO to disclose the alternate base rate of each of the Bridge Facility and the Term Facility and indicate that other than mandatory prepayment provisions in the Bridge Facility and the Term Facility, Parent has not made any specific plans or arrangement to repay the Bridge Facility or the Term Facility.

5.

Disclosure indicates that “other terms and provisions that have been agreed with the Commitment Parties [regarding the Bridge Facility and the Term Facility] are set forth on the term sheets and in the forms of agreement attached as exhibits to the Debt Commitment Letter.” However, such exhibits have been omitted from the Debt Commitment Letter filed as exhibit (b). Please revise or advise.

Response: Parent and Buyer acknowledge the Staff’s comment and respectfully advise the Staff that the reference to the exhibits to the Debt Commitment Letter were inadvertent. Parent and Buyer have revised the disclosures on page 37 of the Schedule TO to remove such reference. All material terms of the Debt Commitment Letter are included in the Schedule TO and the exhibits to the Debt Commitment Letter are omitted pursuant to Instruction 1 to Item 1016 of Regulation M-A.

The Transaction Agreements, page 50

6.

We note your disclosure on page 69 that “[t]he failure by Parent or Buyer at any time to exercise any of the foregoing rights is not to be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.” If an event triggers a listed offer condition, and you determine to proceed with the offer anyway, you have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, you should inform security holders how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

March 19, 2025

Response: Parent and Buyer acknowledge the Staff’s comment and supplementally confirm their understanding of the Staff’s position in this regard.

* * *

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (202) 637-2109 or Michele.Anderson@lw.com.

Sincerely,

/s/ Michele M. Anderson
Michele M. Anderson, Esq. of LATHAM & WATKINS LLP

cc:

Mark S. Hoplamazian, Hyatt Hotels Corporation

Analisa Padilla, Hyatt Hotels Corporation

Margaret C. Egan, HI Holdings Playa B.V.

Cathy A. Birkeland, Latham & Watkins LLP

Roderick O. Branch, Latham & Watkins LLP

Michael A. Pucker, Latham & Watkins LLP